UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PACIFIC CITY FINANCIAL CORPORATION
(Name of Issuer)

COMMON STOCK NO PAR VALUE
(Title of Class of Securities)

69406T408
(CUSIP Number)

Timothy Chang Executive Vice President & Chief Financial Officer Pacific City Financial Corporation 3701 Wilshire Boulevard, Suite 900 Los Angeles, CA 90010 (213) 210-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP No. 69406T408
1	NAME OF REPORTING PERSON LEE, SANG YOUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,936*
	8	SHARED VOTING POWER 1,498,994
	9	SOLE DISPOSITIVE POWER 17,936*
	10	SHARED DISPOSITIVE POWER 1,498,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,516,930*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.58%
14	TYPE OF REPORTING PERSON IN
* Includes 8,366 shares stock options exercisable within 60 days hereof.

Page 3 of 7 Pages

CUSIP No. 69406T408
1	NAME OF REPORTING PERSON LEE'S GOLD AND DIAMOND IMPORT, INC. (EIN NO. 95-4159457)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,016
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 416,016
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.63%
14	TYPE OF REPORTING PERSON CO

Page 4 of 7 Pages

CUSIP No. 69406T408
1	NAME OF REPORTING PERSON SANG YOUNG LEE & CHUN YOUNG LEE TR UA 04/22/1999 LEE FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,082,978
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,082,978
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.84%
14	TYPE OF REPORTING PERSON OO

Page 5 of 7 Pages

Item 1. Security and Issuer.
Common Stock of Pacific City Financial Corporation, no par value
Pacific City Financial Corporation
3701 Wilshire Boulevard, Suite 900
Los Angeles, CA 90010
Item 2. Identity and Background.

(a)
Name: This statement is being filed by Sang Young Lee with respect to shares of Common Stock beneficially owned by Sang Young Lee as an individual, in the Sang Young Lee & Chun Young Lee Tr Ua 04/22/1999 Lee Family Trust (the “Trust”) and through Lee’s Gold & Diamond Import, Inc.

(b)	Address: The address for Sang Young Lee and the Trust, is 800 Greenridge Drive, La Canada, California 91011.

a.	The business address for Lee’s Gold & Diamond Import, Inc. is 606 S. HILL ST. #401, Los Angeles California, 90014.

(c)
Occupation: Mr. Lee is one of the founding board members of Pacific City Financial Corporation (“Pacific City”) and Pacific City Bank (the “Bank”), a wholly owned subsidiary of Pacific City and and the current Chairman of the Board of Pacific City and the Bank. Mr. Lee is the President and Chief Executive Officer of Lee’s Gold & Diamond Import, Inc. since 1988.

(d)
Criminal Proceedings: During the last five years, neither Mr. Lee, Lee’s Gold & Diamond Import, Inc. or any trustee of the Trust has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Civil Proceedings: During the last five years, neither Mr. Lee, Lee’s Gold & Diamond Import, Inc. or any trustee of the Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction concerning violations of federal or state securities laws.

(f)	Citizenship: Mr. Lee is a U.S. Citizen. Lee’s Gold & Diamond Import, Inc. is a California corporation.
Item 3. Source and Amount of Funds or Other Consideration.
Mr. Lee obtained the shares held in his own name and through the Trust through a combination of the exercise of stock options of Pacific City, available cash and by drawing upon an open line of credit with a bank that is not affiliated with Pacific City or the Bank.
The shares held by Lee’s Gold and Diamond Imports, Inc. were obtained through working capital of the corporation.
Item 4. Purpose of Transaction.
Sang Young Lee is a founding member of the Board of Directors of the Bank, and Pacific City. He has served on the Bank's Board from September 2003 to present and on Pacific City's Board from March 2007 to present. He is the current chairman of the Board of both Bank and Pacific City. Mr. Lee has been a consistent investor in the various capital raising efforts of Pacific City.
The shares held by Sang Young Lee, in the Trust and through Lee’s Gold & Diamond Import, Inc. are primarily held for investment purposes.
The filing of the 13D follows Pacific City’s recent initial public offering and listing of its common stock on the Nasdaq Global Select Market.

Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

A. Sang Young Lee

(a)	Aggregate number of shares beneficially owned: 1,516,930
Percentage: 9.58%

(b)	The shareholder has sole voting and dispositive power with respect to 17,936 shares.

(c)
Sang Young Lee purchased 30,000 shares to be held in the Sang Young Lee & Chun Young Lee Tr Ua 04/22/1999 Lee Family Trust, in connection with the Company’s Initial Public Offering pursuant to a Registration Statement on Form S-1 which was declared effective by the Securities and Exchange Commission on August 9, 2018.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s securities.

(e)	Not applicable.

B. Lee’s Gold & Diamond Import, Inc.

(a)	Aggregate number of shares beneficially owned: 416,016
Percentage: 2.63%

(b)	Lee’s Gold and Diamond Imports, Inc. has sole voting and dispositive power with respect to 416,016 shares.

(c)	There were no other transactions in the Issuer’s Common Stock effected by Lee’s Gold and Diamond Imports, Inc. during the past sixty (60) days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s securities.

(e)	Not applicable.

C. Sang Young Lee & Chun Young Lee Tr Ua 04/22/1999 Lee Family Trust

(a)	Aggregate number of shares beneficially owned: 1,082,978
Percentage: 6.85%

(b)	The Trust has sole voting and dispositive power with respect to 1,082,978 shares.

(c)
The Trust purchased 30,000 shares, in connection with the Company’s Initial Public Offering pursuant to a Registration Statement on Form S-1 which was declared effective by the Securities and Exchange Commission on August 9, 2018.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s securities.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Sang Young Lee currently serves as a director and Chairman of the Board of Directors of both Pacific City and the Bank. Apart from his services as a director and chairman, there are no other contracts, arrangements, understandings or relationships with respect to the securities of the Company.
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
24	Limited Power of Attorney

Page 7 of 7 Pages

Signatures
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	August 20, 2018	Signature:	/s/ Sang Young Lee
		Name:	Sang Young Lee
		Title:	Self

Date:	August 20, 2018	Signature:	/s/ Sang Young Lee
		Name:	Sang Young Lee
		Title:	Sang Young Lee as Chief Executive Officer of Lee’s Gold & Diamond Import, Inc.

Date:	August 20, 2018	Signature:	/s/ Sang Young Lee
		Name:	Sang Young Lee
		Title:	Sang Young Lee as Trustee for the Sang Young Lee & Chun Young Lee Tr Ua 04/22/1999 Lee Family Trust